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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.          )*

ACCUIMAGE DIAGNOSTICS CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004381109
(CUSIP Number)

Mr. Scott T. Veech
Chief Financial Officer, Treasurer and Secretary
Merge Technologies Incorporated
1126 S. 70th Street, Suite 107B
Milwaukee, Wisconsin 53214
(414) 977-4000

with copies to:

George S. Rosic, Esq. 1603 Orrinton Avenue, Suite 800 Evanston, Illinois 60201 (847) 328-2375	Geoffrey R. Morgan, Esq. Michael Best & Friedrich LLP 100 East Wisconsin Avenue Milwaukee, Wisconsin (414) 271-6560	Robert M. Donlon, Esq. Morris, Manning & Martin, LLP 201 S. College Street, Suite 2300 Charlotte, North Carolina 28244 (704) 554-5030

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 24, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004381109	13D	Page 2 of 10 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Merge Technologies Incorporated I.R.S. Identification No.: 39-1600938

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Wisconsin

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power* 34,050,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,050,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 59.4%**

14.	Type of Reporting Person CO

*
Represents the aggregate number of shares of AccuImage Diagnostics Corp. common stock beneficially owned by Aviel Faliks, the principal shareholder of AccuImage, who entered into a Voting, Proxy and Option Agreement, dated November 24, 2004, with Merge Technologies Incorporated ("Merge") obligating Mr. Faliks, among other things, to vote such shares in favor of the proposed acquisition of AccuImage by Merge unless the acquisition is terminated prior to completion. The Voting, Proxy and Option Agreement is described in Item 4 of this Statement on Schedule 13D. Merge expressly disclaims beneficial ownership of any of the shares of AccuImage common stock subject to the Voting, Proxy and Option Agreement.

**
Based on 57,336,295 shares of Accuimage common stock outstanding as of November 24, 2004, as represented by Accuimage in the Merger Agreement discussed in Items 2 and 4 below.

CUSIP No. 004381109	13D	Page 3 of 10 Pages

1.	Name of Reporting Person ADI Acquisition Corp. S.S. or I.R.S. Identification No. of above person 20-1948806

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,050,000*
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,050,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 59.4%**

14.	Type of Reporting Person CO

*
Represents the aggregate number of shares of AccuImage Diagnostics Corp. common stock beneficially owned by Aviel Faliks, the principal shareholder of AccuImage, who entered into a Voting, Proxy and Option Agreement, dated November 24, 2004, with Merge Technologies Incorporated ("Merge") obligating Mr. Faliks, among other things, to vote such shares in favor of the proposed acquisition of AccuImage by Merge unless the acquisition is terminated prior to completion. The Voting, Proxy and Option Agreement is described in Item 4 of this Statement on Schedule 13D. ADI Acquisition Corp., which is a wholly owned subsidiary of Merge formed solely for the purpose of effecting the transactions described in Item 4 of this Statement on Schedule 13D, expressly disclaims beneficial ownership of any of the shares of AccuImage common stock subject to the Voting, Proxy and Option Agreement.

**
Based on 57,336,295 shares of Accuimage common stock outstanding as of November 24, 2004, as represented by Accuimage in the Merger Agreement discussed in Items 2 and 4 below.

CUSIP No. 004381109	13D	Page 4 of 10 Pages

1.	Name of Reporting Person Aviel Faliks

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 34,050,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,050,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 59.4%

14.	Type of Reporting Person IN

Item 1.    Security and Issuer

        This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value (the "AccuImage Common Stock"), of AccuImage Diagnostics Corporation ("AccuImage"). The principal executive offices of AccuImage are located at 400 Oyster Point Boulevard, Suite 201, South San Francisco, California 94080.

Item 2.    Identity and Background

(a)
This Schedule 13D is being filed jointly by Merge Technologies Incorporated ("Merge"), ADI Acquisition Corp. ("Acquisition Sub") and Aviel Faliks, the principal shareholder of AccuImage. In this Schedule 13D, AccuImage, Merge, Acquisition Sub and Mr. Faliks are sometimes individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons." The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as expressly set forth in this Schedule 13D, each of Merge and AccuImage disclaims beneficial ownership of the shares of AccuImage Common Stock discussed in this Schedule 13D.

(b)
The principal place of business of Merge and Acquisition Sub is 1126 S. 70th Street, Suite 107B, Milwaukee, Wisconsin 53217, and Mr. Faliks' address is 101 Summer Street, Apt. 414, Stamford, Connecticut 06901.

(c)
The primary business of Merge is the development, marketing and support of software for the visualization, analysis and management of medical imaging data. Acquisition Sub is a wholly owned subsidiary of Merge formed solely for the purpose of effecting the merger of itself with and into AccuImage. Mr. Faliks is employed by A-Squared Management, LLC as a research analyst.

(d)
None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of Merge and Acquisition Sub, during the last five years, none of its respective directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
Mr. Faliks is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

        Merge and Acquisition Sub currently contemplate financing the consummation of the transactions described in Item 4 below through available working capital of Merge, Acquisition Sub.

Item 4.    Purpose of Transaction

        Pursuant to the Merger Agreement, dated as of November 24, 2004 (the "Merger Agreement"), by and among Merge, Acquisition Sub, AccuImage and Aviel Faliks, Merge will acquire AccuImage by means of the merger of a wholly owned subsidiary of Merge, Acquisition Sub, with and into AccuImage

(the "Merger"). As a result of the Merger, AccuImage will become a wholly owned subsidiary of Merge.

        Under the Merger Agreement, at the effective time, each share of AccuImmage Common Stock issued and outstanding immediately prior to the effective time, with the exception of certain excluded shares, will be converted into the right to receive the proportionate share of Six Million Dollars ($6,000,000). Based on the 57,336,295 shares of AccuImmage Common Stock outstanding as of November 24, 2004, as represented by AccuImage in the Merger Agreement, the total consideration Merge will pay each AccuImage shareholder is approximately $0.10 per share of AccuImage Common Stock in cash. Merge expects to fund such amount from its or its affiliates' working capital.

        As an inducement for Merge to enter into the Merger and in consideration thereof, Mr. Faliks, the principal shareholder of AccuImage, entered into a Voting, Proxy and Option Agreement with Merge, dated as of November 24, 2004 (the "Voting Agreement"). Mr. Faliks beneficially owns approximately 59.4% of AccuImage Common Stock, and is also Chairman, director, President and Chief Executive Officer of AccuImage. Merge did not pay any additional consideration to Mr. Faliks in exchange for the Voting Agreement.

        Pursuant to the Voting Agreement, Mr. Faliks has agreed the he will not, and will not permit any of his affiliates, attorneys, representatives or agents to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into any transaction involving a merger, consolidation or business combination involving AccuImage or any of its subsidiaries or any purchase or disposition of any amount of the assets of AccuImage or any of its subsidiaries outside the ordinary course of business or (ii) any purchase or disposition of any capital stock of AccuImage or any of its subsidiaries in each case other than the transactions contemplated by the Merger Agreement (an "Alternative Transaction"), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Alternative Transaction, (iii) furnish or cause to be furnished, to any person, any information concerning the business, operations, properties or assets of the AccuImage in connection with an Alternative Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

        Mr. Faliks further agreed to (i) notify Merge orally and in writing promptly within twenty-four (24) hours after receipt of any proposal or offer to effect an Alternative Transaction or any request for non-public information relating to AccuImage or any of its subsidiaries or for access to the properties, books or records of AccuImage or any subsidiary by any person other than Merge, and (i) keep Merge informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request. Mr. Faliks also agreed to (and to cause his representatives to) (x) immediately cease and cause to be terminated any existing discussions or negotiations conducted heretofore with respect to any of the foregoing, and (y) refrain from releasing any third party from the confidentiality and standstill provisions of any agreement relating to AccuImage or any of its subsidiaries.

        In addition, Mr. Faliks has agreed to vote that number of AccuImage Common Stock held of record and beneficially owned by him (the "Shares") or execute a written consent in respect thereof (i) for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, as applicable, at any meeting or meetings of the shareholders of the Company at which the Merger Agreement or the transactions contemplated thereunder are submitted for the vote of such Shareholder or in any written consent in respect thereof, (ii) against any Alternative Transaction, without regard to any board of directors recommendation to shareholders concerning such Alternative Transaction, and without regard to the terms of such Alternative Transaction, (iii) against any agreement, amendment of any agreement, or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the transactions contemplated by the Merger Agreement, other than those specifically permitted by the Voting Agreement or the Merger Agreement, or (iv) against any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement.

        Pursuant to the Voting Agreement, Mr. Faliks, without the prior written consent of Merge, may not, directly or indirectly, sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shares. The Mr. Faliks irrevocably appointed Merge or its designee as Mr. Faliks' agent, attorney and proxy, to vote (or cause to be voted) the Shares owned by him in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, as applicable. If Mr. Faliks fails for any reason to vote the Shares in accordance with the requirements of the Voting Agreement, then Merge or its designee will have the right to vote the Shares in accordance with the Voting Agreement. Under the Voting Agreement, the vote of the proxyholder will control in any conflict between the vote by the proxyholder of the Shares and a vote by Mr. Faliks of the Shares. The Voting Agreement expressly prohibits Mr. Faliks from entering into any agreement, contract or understanding prior to the termination of the Merger Agreement directly or indirectly to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner which is inconsistent with the Voting Agreement. The Voting Agreement applies to any AccuImage Common Stock acquired by Mr. Faliks after the date of the Voting Agreement.

        The Voting Agreement and all obligations thereunder other than the option described in the following paragraph terminate upon the termination of the Merger Agreement.

        Under the Voting Agreement, Mr. Faliks granted to Merge an option to purchase all, but not fewer than all, of the Shares, exercisable for a period of two years from the date of termination of the Merger Agreement, at an amount for each Share equal to ninety-five percent (95%) of the consideration that would have been paid per share under the Merger Agreement. The option is exercisable only if the Merger Agreement is terminated pursuant to certain designated provisions of the Merger Agreement. The option may be exercised by Merge upon notification to Mr. Faliks in accordance with the notice provision of the Voting Agreement.

        Following the effective time of the Merger, (i) the articles of incorporation and bylaws of Acquisition Sub as in effect immediately prior to the effective time will be the articles of incorporation and bylaws of AccuImage, (ii) the directors and officers of Acquisition Sub at the effective time will be the directors and officers of AccuImage, and (iii) it is contemplated that AccuImage Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, in the form of Exhibit A, and the Voting Agreement in the form of Exhibit B to this Schedule 13D. The agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 5.    Interest in Securities of the Issuer

        (a)-(b) For purposes of Rule 13d-3 promulgated under the Exchange Act, as a result of the Voting Agreement, each of the Reporting Persons may be deemed to be the beneficial owners of 34,050,000 shares of AccuImage Common Stock, representing an aggregate of 59.4% of AccuImage's issued and outstanding common stock as of November 24, 2004:

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares
Merge	0	34,050,000	34,050,000	59.4%
Acquisition Sub	0	34,050,000	34,050,000	59.4%
Mr. Faliks	0	34,050,000	34,050,000*	59.4%
*
Mr. Faliks has sole voting and dispositive power with respect to such shares except with respect to the vote relating to the Merger and the option granted to Merge under the Voting Agreement, in each case as described in Item 4.

        Each of Merge and Acquisition Sub disclaims any beneficial ownership of such AccuImage Common Stock, and nothing herein shall be deemed an admission by such Reporting Persons as to the beneficial ownership of such shares.

  (c)
  Not applicable.

  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Exhibit A	Merger Agreement, dated as of November 24, 2004, by and among Merge Technologies Incorporated, ADI Acquisition Corp., AccuImage Diagnostics Corporation, and Aviel Faliks.
Exhibit B	Form of Voting, Proxy and Option Agreement, between Merge Technologies Incorporated and Aviel Faliks.
Exhibit C	Joint Filing Agreement, dated December 6, 2004, by and between Merge Technologies Incorporated and ADI Acquisition Sub.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2004

MERGE TECHNOLOGIES INCORPORATED
By:	/s/ SCOTT T. VEECH Name: Scott T. Veech Title: Chief Financial Officer, Treasurer and Secretary
ADI ACQUISITION CORP.
By:	/s/ SCOTT T. VEECH Name: Scott T. Veech Title: Vice President
/s/ AVIEL FALIKS Aviel Faliks

EXHIBIT INDEX

Exhibit A	Merger Agreement, dated as of November 24, 2004, by and among Merge Technologies Incorporated, ADI Acquisition Corp., AccuImage Diagnostics Corporation, and Aviel Faliks.
Exhibit B	Form of Voting, Proxy and Option Agreement, between Merge Technologies Incorporated and Aviel Faliks.
Exhibit C	Joint Filing Agreement, dated December 6, 2004, by and between Merge Technologies Incorporated and ADI Acquisition Sub.

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EXHIBIT INDEX